SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: December 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F
                                   ---             ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes          No X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -------------------------.

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart") dated December 1, 2003, announcing the completion of filings required to effectuate the financial restructuring of WorldHeart, as well as the completion of the exchange of Series A preferred shares of WorldHeart for common shares with Edwards Lifesciences (U.S) Inc.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3.

News Release

For Immediate Release

                  WORLD HEART COMPLETES FINANCIAL RESTRUCTURING

         COMMON SHARES TO TRADE ON POST-CONSOLIDATED BASIS COMMENCING ON
          OR ABOUT THE OPENING OF TRADING ON THURSDAY DECEMBER 4, 2003

OTTAWA, ON - December 1, 2003 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) has now completed its required filings in order to effect the share consolidation that was approved at its Special Meeting of Shareholders on Tuesday, November 25, 2003. Under the share consolidation each seven pre-consolidation common shares will become one new common share. A Letter of Transmittal will be sent to registered shareholders with instructions regarding the issuance of new post-consolidation share certificates.

The Company's common shares will commence trading on the Toronto Stock Exchange
(TSX) in Canada, and on the Over-the-Counter Bulletin Board (OTTBB) in the United States on a post-consolidated basis on or about the opening of trading on Thursday, December 4, 2003.

In addition, WorldHeart has now completed the exchange of Series A preferred shares of WorldHeart for common shares with Edwards Lifesciences (U.S) Inc. (Edwards). The final US$20,000,000 of preferred shares that Edwards held, plus approximately US$3,500,000 of accrued dividends were exchanged for 3,500,000 common shares and 7,000,000 warrants carrying similar terms as warrants issued as part of the Company's September 23, 2003 $63,500,000 private placement transaction.

WorldHeart now has no debt (except for normal trade obligations) having repaid over $12 million of loans and exchanged the equivalent of approximately US$89,000,000 of preferred shares and accrued interest for 8,481,128 common shares and 7,000,000 warrants. Prior to the share consolidation WorldHeart had 105,131,553 common shares outstanding. Subsequent to this one-for-seven consolidation the Company has approximately 15,018,793 common shares outstanding.

The Company now expects to pursue a re-listing on the NASDAQ stock market in the United States as soon as it is able to demonstrate that all applicable listing standards have been met.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

For more information, please contact:
Mark Goudie
VP of Finance and CFO
World Heart Corporation
(613) 226-4278, ext: 2509, or (510) 563-4995

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      World Heart Corporation


   Date:  December 2, 2003            By:/s/ Mark Goudie
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                                         Name:  Mark Goudie
                                         Title: Chief Financial Officer